UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

The Fresh Market, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

35804H106

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35804H106	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ray Berry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 19,870,3131
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 19,870,3131
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,870,3131
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.4%2
12	TYPE OF REPORTING PERSON (See Instructions) IN

1	Includes 4,911,724 shares held of record by the Paiko Trust, as to which Mr. Berry is trustee and has voting and investment power.
2

The percent ownership is calculated based upon an aggregate of 48,028,643 shares outstanding on November 30, 2011 as reported on the cover page to The Fresh Market, Inc.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 8, 2011 pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 35804H106	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brett Berry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 19,870,3133
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 19,870,3133
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,870,3133
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.4%4
12	TYPE OF REPORTING PERSON (See Instructions) IN

3

Includes 1,230,951 shares held of record by the Gibson Trust, as to which Mr. Berry is trustee and has voting and investment power, 715,414 shares held of record by the Jenner Trust, as to which he has voting and investment power as special holdings adviser and 2,767,855 shares held of record by the Floyd Trust, as to which he has voting and investment power as special holdings adviser.

4

The percent ownership is calculated based upon an aggregate of 48,028,643 shares outstanding on November 30, 2011 as reported on the cover page to The Fresh Market, Inc.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 8, 2011 pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

0CUSIP No. 35804H106	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 19,870,3135
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 19,870,3135
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,870,3135
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.4%6
12	TYPE OF REPORTING PERSON (See Instructions) IN

5

Includes 711,869 shares held of record by the Unger Trust, as to which Mr. Barry has voting and investment power as special holdings adviser, 2,743,319 shares held of record by the Keigan Trust, as to which he has voting and investment power as special holdings adviser, 1,795,726 shares held of record by the Rossler Trust, as to which he has voting and investment power as special holdings adviser, 807,120 shares held of record by the Lerra Trust, as to which he has voting and investment power as special holdings adviser and is co-trustee, 807,120 shares held of record by the Farra Trust, as to which he has voting and investment power as special holdings adviser and is co-trustee, and 807,120 shares held of record by the Caito Trust, as to which he has voting and investment power as special holdings adviser and is co-trustee.

6

The percent ownership is calculated based upon an aggregate of 48,028,643 shares outstanding on November 30, 2011 as reported on the cover page to The Fresh Market, Inc.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 8, 2011 pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 35804H106	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amy Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 19,870,3137
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 19,870,3137
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,870,3137
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.4%8
12	TYPE OF REPORTING PERSON (See Instructions) IN

7	Includes 761,107 shares held of record by the Atma Trust as to which Ms. Barry is trustee and has voting and investment power.
8

The percent ownership is calculated based upon an aggregate of 48,028,643 shares outstanding on November 30, 2011 as reported on the cover page to The Fresh Market, Inc.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 8, 2011 pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 35804H106	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Winston Berry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 19,870,3139
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 19,870,3139
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,870,3139
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.4%10
12	TYPE OF REPORTING PERSON (See Instructions) IN

9

Includes 905,494 shares held of record by the Tuttle Trust, as to which Ms. Berry is co- trustee along with J.P. Morgan Trust Company of Delaware and as to which she has voting and investment power as special holdings adviser, and 905,494 shares of record held by the Millard Trust, as to which she is co-trustee along with J.P. Morgan Trust Company of Delaware and as to which she has voting and investment power as special holdings adviser.

10

The percent ownership is calculated based upon an aggregate of 48,028,643 shares outstanding on November 30, 2011 as reported on the cover page to The Fresh Market, Inc.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 8, 2011 pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

Item 1.	(a)	Name of Issuer:

The Fresh Market, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

628 Green Valley Road Suite 500 Greensboro, North Carolina 27408

Item 2.	(a)	Name of Persons Filing:

Ray Berry Brett Berry Michael Barry Amy Barry Winston Berry

	(b)	Address of Principal Business Office or, if none, Residence for each of the reporting persons:

c/o: The Fresh Market, Inc. 628 Green Valley Road Suite 500 Greensboro, North Carolina 27408

	(c)	Citizenship of each of the reporting persons:

United States

	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

	(e)	CUSIP Number:

35804H106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.	Ownership

The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G/A is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

Ray Berry, Brett Berry, Michael Barry, Amy Barry and Winston Berry are making this single, joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they currently believe that they may constitute a “group” within the meaning of Section 13(d)(3) of the Act. The members of this group are set forth as reporting persons on Schedule 13G/A.

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

By:	/s/ Ray Berry
Name: Ray Berry

By:	/s/ Brett Berry
Name: Brett Berry

By:	/s/ Michael Barry
Name: Michael Barry

By:	/s/ Amy Barry
Name: Amy Barry

By:	/s/ Winston Berry
Name: Winston Berry

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Joint Filing Agreement (previously filed)